Exhibit (d)(19) under Form N-1A
Exhibit 10 under Item 601/Reg. S-K

INVESTMENT ADVISORY CONTRACT
LETTER AGREEMENT
Huntington Asset Advisors, Inc.
41 South High Street
Columbus, OH  43287

July 29, 2009

The Huntington Funds
41 South High Street
Columbus, OH  43287

Dear Sirs:

Under the Investment Advisory Contract between Huntington Asset Advisors, Inc. (the “Adviser”) and The Huntington Funds (the “Trust”), dated June 23, 2006, as amended, the Adviser agrees to contractually waive all or a portion of its investment advisory fee (based on average daily net assets) which it is otherwise entitled to receive from the Funds listed below (the “Funds”) and/or to reimburse certain operating expenses of the Funds to the extent necessary in order to limit each Fund's total direct and acquired fund annual operating expenses (exclusive of brokerage costs, interest, taxes and dividends and extraordinary expenses) to not more than 1.90% of each Fund's average daily net assets, for the period starting August 1, 2009 through July 31, 2010 (“Term Period”).

Huntington Growth Allocation Fund
Huntington Balanced Allocation Fund
Huntington Conservative Allocation Fund

The Adviser shall be entitled to recoup from a Fund any waived and/or reimbursed amounts for a period of up to three (3) years from the date of the waiver and/or reimbursement provided such recoupment does not cause a Fund’s expense ratio to exceed 1.90% of its average daily net assets during the Term Period.  The Adviser shall report to the Board of Trustees on a quarterly basis any waived and/or reimbursed amounts and any recoupment. The Adviser may elect in its discretion to terminate any fee waiver or expense reimbursement for any period following the Term Period of this Agreement, but no such termination shall affect the obligation (including the amount of the obligation) of a Fund to repay amounts of waived fees or reimbursed expenses with respect to periods prior to such termination.

If the foregoing correctly sets forth the agreement between the Trust and the Adviser, please so indicate by signing and returning to the Trust the enclosed copy hereof.  This may be executed in counterpart.

Very truly yours,

HUNTINGTON ASSET ADVISORS, INC.

By:  /s/ Ron Corn
Name:  Ron Corn
Title:  Chief Compliance Officer

ACCEPTED:

THE HUNTINGTON FUNDS

By: /s/ Eric McKenzie
Name:           Eric McKenzie
Title:           Vice President